Filed Pursuant to Rule 424(b)(3)

Registration No. 333-158478

GLOBAL INCOME TRUST, INC.

STICKER SUPPLEMENT DATED DECEMBER 18, 2012

TO PROSPECTUS DATED APRIL 27, 2012

This sticker supplement is part of, and should be read in conjunction with, our prospectus dated April 27, 2012 and the sticker supplements dated June 18, 2012, July 26, 2012, August 21, 2012, November 13, 2012 and November 15, 2012. Capitalized terms have the same meaning as in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us,” “Company” and “Global Income Trust” include Global Income Trust, Inc. and its subsidiaries.

This information is presented as of December 18, 2012, unless otherwise indicated.

RECENT DEVELOPMENTS

Management Changes

Effective December 11, 2012, the Board accepted the resignation of Robert A. Bourne as chief executive officer of the Company, and appointed with immediate effect Andrew A. Hyltin to serve as the Company’s new chief executive officer. Mr. Hyltin will retain his title as President. Also effective as of December 11, 2012, the Board appointed Scott C. Hall as the Company’s senior vice president of operations, and John F. Starr as the Company’s chief portfolio management officer. Further, effective as of April 1, 2013, the Board appointed Rosemary Q. Mills as the Company’s chief financial officer and treasurer. Ms. Mills will succeed Steven D. Shackelford who will step down as chief financial officer of the Company as of April 1, 2013, but will remain on as an executive vice president of the Company.

MANAGEMENT

Directors and Executive Officers

The following supersedes and replaces the table of directors and executive officers on page 107 of the prospectus, under the section “MANAGEMENT – Directors and Executive Officers.”

Name	Age*	Position(s)

James M. Seneff, Jr.	66	Chairman of the Board and Director
Andrew Wood	62	Director
Douglas N. Benham	56	Independent Director
James P. Dietz	48	Independent Director
Stephen J. LaMontagne	51	Independent Director
Andrew A. Hyltin	53	President
Steven D. Shackelford	49	Chief Financial Officer
Ixchell C. Duarte	45	Senior Vice President and Chief Accounting Officer
Holly J. Greer	41	Senior Vice President, General Counsel and Secretary
Scott Hall	48	Senior Vice President Operations
John F. Starr	37	Chief Portfolio Management Officer

*As of December 14, 2012

The following biographies are added to the section “MANAGEMENT – Directors and Executive Officers,” beginning on page 107 of the prospectus. In addition, the biography of Mr. Robert A. Bourne is removed from this section.

Scott C. Hall. Senior Vice President of Operations. Effective December 10, 2012, Mr. Hall also serves as senior vice president of operations for Global Growth Trust, Inc. Mr. Hall is the president and owner of a private consulting firm based in Orlando, Florida that serves various real estate investment and development projects. Prior to his appointment as senior vice president of operations, he served from May 2011 to December 2012 as a consultant to CNL Global Income Advisors, LLC, our advisor, and to the advisors of other CNL affiliates, including Global Growth Trust, Inc., CNL Lifestyle Properties, Inc., CNL Healthcare Trust, Inc., each a public, non-traded REITs, and Corporate Capital Trust, Inc., a public, non-traded business development company. From September 2005 to February 2010, Mr. Hall was senior vice president and led the Florida office of The Pizzuti Companies, a nationally recognized real estate investor and developer based in Columbus, Ohio. He also held various positions with a number of CNL affiliates from May

2002 to September 2005. Previously, from 1995 to 2001, Mr. Hall was an associate at Lake Nona, a 7,000-acre mixed-use real estate development in Orlando, Florida, owned by Tavistock Group, an international private investment company. Mr. Hall earned a B.A. in English from Ohio Wesleyan University, and an M.B.A. with honors from Rollins College.

John F. Starr. Chief Portfolio Management Officer. Effective December 10, 2012, Mr. Starr also serves as chief portfolio management officer of Global Growth Trust, Inc. Since 2002, Mr. Starr has held various positions with multiple CNL affiliates. From October 2011 until his appointment as our chief portfolio management officer, Mr. Starr served as senior vice president of portfolio management at CNL Financial Group Investment Management, LLC responsible for developing and implementing strategies to maximize the financial performance of CNL’s real estate portfolios. He also served at CNL Private Equity Corp., as its senior vice president from December 2010 until his appointment as our chief portfolio management officer. Between June 2009 and December 2010, he served as CNL Private Equity Corp.’s senior vice president of asset management, responsible for the oversight and day-to-day management of all real estate assets from origination to disposition. At CNL Management Corp., Mr. Starr served as its senior vice from January 2011 to May 2012, and previously, as CNL Management Corp.’s senior vice president of asset management, from January 2011 to May 2011. Between January 2004 and February 2005, Mr. Starr served as vice president of real estate portfolio management at Trustreet Properties, Inc., and from February 2005 to February 2007, he served as Trustreet Properties, Inc.’s vice president of special servicing, and as president of a Trustreet Properties, Inc. affiliate, where he was responsible for the resolution and value optimization of distressed leases and loans. From February 2007 to May 2007, in the year following the sale of Trustreet Properties, Inc. to GE Capital Franchise Finance, he served as GE Capital Franchise Finance’s vice president of special servicing, before rejoining CNL affiliates in June 2007. Between May 2002 and January 2004, Mr. Starr was assistant vice president of special servicing at CNL Restaurant Properties, Inc. Prior to joining CNL’s affiliates, Mr. Starr served in various positions in the credit products management group at Wachovia Bank, Orlando, Florida, from December 1997 to May 2002. Mr. Starr received a B.S. in Business and an M.B.A. from the University of Florida in 1997 and 2007, respectively.

THE ADVISOR AND THE ADVISORY AGREEMENT

Our Advisor

The following supersedes and replaces in full the table, its introductory sentence, and the sentence immediately following the table, on page 114 of the prospectus, under the section “THE ADVISOR AND THE ADVISORY AGREEMENT – Our Advisor.”

The executive officers and managers of our advisor and their respective backgrounds are as follows:

Name	Age*	Position(s)

Robert A. Bourne	65	Manager and Chief Executive Officer
Andrew A. Hyltin	53	Manager and President
James M. Seneff, Jr.	66	Manager
Steven D. Shackelford	49	Chief Financial Officer, Executive Vice President
Holly J. Greer	41	Senior Vice President and Secretary

*As of December 14, 2012

The backgrounds of Messrs. Hyltin, Seneff and Shackelford and Ms. Greer listed above are described under “MANAGEMENT — Directors and Executive Officers” beginning on page 107 of the prospectus.

An updated biography for Mr. Bourne is added to the end of the section “THE ADVISOR AND THE ADVISORY AGREEMENT – Our Advisor,” on page 114 of the prospectus.

Robert A. Bourne. Mr. Bourne has served as chief executive officer and a manager of our advisor since its inception in December 2008. Mr. Bourne previously served as our chief executive officer from inception in March 2009 until December 11, 2012. Mr. Bourne also has served as chief executive officer and a manager of CNL Global Growth Advisors, LLC, the advisor to Global Growth Trust, Inc., a public, non-traded REIT, since its inception in

December 2008, and served as chief executive officer of Global Growth Trust, Inc. from its inception in December 2008 until December 10, 2012. He has served as an executive officer of CNL Financial Group, LLC, our sponsor, since November 2008, and as an executive officer of CNL Financial Group, Inc. since 1984. Mr. Bourne also serves or has served as a director and/or an executive officer for the following CNL Holdings’ affiliates: CNL Healthcare Trust, Inc., a public, non-traded company that intends to operate as a REIT, and its advisor (June 2010 to present); CNL Lifestyle Properties, Inc., a public, non-traded REIT (2003 to present), the managing member of its former advisor, CNL Lifestyle Company, LLC (2003 to December 2010) and its current advisor CNL Lifestyle Advisor Corporation (December 2010 to present); CNL Hotels & Resorts, Inc. (1996 to April 2007) and its advisor, CNL Hospitality Corp. (1997 to June 2006); CNL Retirement Properties, Inc. and its advisor, CNL Retirement Corp. (1997 to October 2006); CNL Restaurant Properties, Inc. (1994 to 2005); National Retail Properties, Inc. (1996 to 2005); CNL Securities Corp. (1979 to present); and CNL Capital Markets Corp. (2000 to present). Mr. Bourne has also served as a director of Trustreet Properties, Inc. (2005 to February 2007); CNL Securities Corp. (1981 to present); CNLBancshares, Inc. (1999 to present); and CNL Lifestyle Properties, Inc. (2003 to present). Mr. Bourne has served as a director of CNL Fund Advisors Company since its inception in 1992. CNL Fund Advisors Company is an affiliate of CNL and is the registered investment advisor to Corporate Capital Trust, Inc. Mr. Bourne was a certified public accountant employed by Coopers & Lybrand, Certified Public Accountants, from 1971 through 1978, and attained the position of tax manager in 1975. Mr. Bourne graduated with honors from Florida State University with a degree in Accounting.

Caution Concerning Forward-Looking Statements

The information above contains “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that do not relate strictly to historical or current facts, but reflect management’s current understandings, intentions, beliefs, plans, expectations, assumptions and/or predictions regarding the future of the Company’s business and its performance, the economy, and other future conditions and forecasts of future events, and circumstances. Forward-looking statements are typically identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “continues,” “pro forma,” “may,” “will,” “seeks,” “should” and “could,” and words and terms of similar substance. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, our actual results could differ materially from those set forth in the forward-looking statements due to a variety of risks, uncertainties and other factors. Some factors that might cause such a difference include, but are not limited to, the following: risks associated with our investment strategy; a worsening economic environment in the U.S. or globally, including financial market fluctuations; risks associated with real estate markets, including declining real estate values; risks associated with the limited amount of proceeds raised in our offering and as a result, the limited number of investments made; our failure to obtain, renew or extend necessary financing or to access the debt or equity markets; the use of debt to finance our business activities, including refinancing and interest rate risk and our failure to comply with debt covenants; our ability to identify and close on suitable investments; failure to successfully manage growth or integrate acquired properties and operations; our ability to make necessary improvements to properties on a timely or cost-efficient basis; competition for properties and/or tenants; defaults or non-renewal of leases by tenants; failure to lease properties on favorable terms or at all; the impact of current and future environmental, zoning and other governmental regulations affecting our properties; the impact of changes in accounting rules; the impact of regulations requiring periodic valuation of the Company on a per share basis; material adverse actions or omissions by any joint venture partners; consequences of our net operating losses; increases in operating costs and other expenses; uninsured losses or losses in excess of our insurance coverage; the impact of outstanding and/or potential litigation; unknown liabilities of acquired properties or liabilities caused by property managers or operators; inaccuracies of our accounting estimates; risks associated with our tax structuring; failure to maintain our REIT qualification; and our ability to protect our intellectual property and the value of our brand. Given these uncertainties, we caution you not to place undue reliance on such statements. For further information regarding risks and uncertainties associated with our business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of our documents filed from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, our annual report on Form 10-K and quarterly reports on Form 10-Q, and our registration statement on Form S-11 and the sticker supplements and amendments thereto, copies of which may be obtained from our Web site at http://www.incometrust.com. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect future events or circumstances or to reflect the occurrence of unanticipated events.

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